As filed with the Securities and Exchange Commission on August 3, 2022

Registration Nos.      333-265668

811-07467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    [X]

Pre-Effective Amendment No. 2

Post-Effective Amendment No.     ]

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940    [X]

Amendment No. 133                         [X]

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

(Exact Name of Registrant)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

(Name of Depositor)

800 Westchester Avenue, Suite 641 North, Rye Brook, NY 10573

(Address of Depositor’s Principal Executive Offices) (Zip Code)

(203) 762-4400

(Depositor’s Telephone Number, including Area Code)

CT Corporation System

28 Liberty Street

Floor 42

New York, NY 10005

(212) 894-8940

(Name and Address of Agent for Service)

Copies of all communications to:

Karen Carpenter	Dodie C. Kent, Esq.
Assistant General Counsel	Partner
Wilton Reassurance Company	Eversheds Sutherland (US) LLP
4840 N. River Blvd.	1114 Avenue of the Americas, 40th Floor
Cedar Rapids, Iowa 52411	New York, New York 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Units of interest in Allstate Life of New York Separate Account A under deferred variable annuity contracts.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: Units of interest supporting the deferred variable annuity contracts issued through the Registrant were previously registered on Form N-4 (File Nos. 333-143228; 811-07467). Upon effectiveness of the merger of Allstate Life Insurance Company of New York with and into Wilton Reassurance Life Company of New York (“WRNY”), WRNY became the obligor of the contracts and the depositor of Registrant, necessitating the filing of a new Registration Statement under the Securities Act of 1933 and an amendment to the Registration Statement under the Investment Company Act of 1940.

EXPLANATORY NOTE

The sole purpose of this Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4 (Registration No. 333-265668) is to provide the Opinion and Consent of Counsel to the Registration Statement as indicated in Item 27(k) of Part C of this amendment. No changes are being made to Part A or Part B of the Registration Statement and it is therefore omitted from this filing. Part A and Part B of this Form N-4 are incorporated by reference from Pre-Effective Amendment No. 1 for this Registration Statement (File No. 333-265668) filed on July 27, 2022. No change is made to Part C of the Registration Statement, other than to Item 27(k) as noted above. Accordingly, this amendment consists only of the facing page, this Explanatory Note, Part C, Exhibit 27(k) Opinion and Consent of Counsel and the signature page to the Registration Statement.

PART C                                        OTHER INFORMATION

27. EXHIBITS

(a) Form of Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Allstate Life of New York Separate Account A (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registrant’s Form N-4 Registration Statement (File No. 033-65381) dated April 30, 1999.)

(a)  (1) Board of Directors Resolution approving plan of merger – Allstate New York (Incorporated by reference from Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A (File No. 333-260642) filed November 1, 2021.)

(a)(2) Board of Directors Resolution approving plan of merger – WRNY (Incorporated by reference from Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A (File No. 333-260642.) filed November 1, 2021.)

(b) Not Applicable

(c) Underwriting Agreement (Incorporated herein by reference to Post-Effective Amendment No.  2 to this Registration Statement (File No. 033-74411) dated April 26, 2000.)

(c)(1) Amendment to Amended and Restated Principal Underwriting Agreement (Incorporated by reference from Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A (File No. 333-260642) filed November  1, 2021.)

(d)(1) Form of Individual Flexible Premium Deferred Variable Annuity (Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007).

(d)(2) Form of Schedule - L Series. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(3) Form of Schedule - X Series. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(4) Form of Longevity Credit Rider. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(5) Form of Enhanced Dollar Cost Averaging Rider. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(6) Form of Enhanced Dollar Cost Averaging Schedule Supplement. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(7) Form of Highest Anniversary Value Death Benefit Rider. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(8) Form of Highest Anniversary Value Death Benefit Schedule Supplement. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(9) Form of Guaranteed Minimum Income Benefit Rider. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(10) Form of Guaranteed Minimum Income Benefit Schedule Supplement. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(11) Form of TrueIncome Benefit Rider. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(12) Form of TrueIncome Benefit Schedule Supplement. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(13) Form of TrueIncome - Spousal Benefit Rider. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(14) Form of TrueIncome - Spousal Benefit Schedule Supplement. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(15) Form of Individual Retirement Annuity Endorsement. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(16) Form of Roth Individual Retirement Annuity Endorsement. (Incorporated herein by reference to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated May 24, 2007.)

(d)(17) Form of TrueIncome-Highest Daily Benefit Rider. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated January  24, 2008.)

(d)(18) Form of TrueIncome-Highest Daily Benefit Schedule Supplement (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated January  24, 2008.)

(d)(19) TrueIncome - Highest Daily Schedule Supplement. (Incorporated herein by reference to Post-Effective Amendment No. 9 to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) filed April  24, 2009.)

(d)(20) TrueIncome - Highest Daily 7 Schedule Supplement. Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) filed April  24, 2009.)

(e) Form of application for variable annuity contract. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated October 1, 2007.)

(f) Amended and Restated Charter of Wilton Reassurance Life Company of New York (Incorporated by reference from Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A (File No. 333-260642) filed November 1, 2021.)

(g) Not applicable

(h)(1) Participation Agreement among Allstate Life Insurance Company of New York, Advanced Series Trust, AST Investment Services, Inc. and Prudential Investments LLC. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registrant’s Form N-4 Registration Statement (File No. 333-143228) dated October 1, 2007.)

(h)(2) Participation Agreement among Allstate Life Insurance Company of New York, ProFunds, and ProFund Advisors LLC. (Incorporated by reference to Form N-4 Registration Statement (File No. 333-143228) dated April 25, 2008.)

(i) Service Agreement among Allstate Life Insurance Company of New York, Intramerica Life Insurance Company and Wilton Re Services, Inc., effective October  1, 2021. (Incorporated by reference from Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A (File No. 333-260642) filed November 1, 2021.)

(j) Not applicable.

(k) Opinion and Consent of Counsel (filed herewith).

(l) Consent of Independent Auditor (previously filed by Pre-Effective Amendment No. 1 to this Registration Statement on Form N-4 for Allstate Life of New York Separate Account A (File No. 333-265668) filed July 27, 2022).

(m) Not applicable

(n) Not applicable

(o) Not applicable

(99) Power of Attorney for Fleitz, Ponomarev, Braun, Sheefel, Lash, Schreiner, Overbeeke, Quinn, Deutsch, Sarlitto, Fahr (Incorporated by reference from Registration Statement on Form N6 for Allstate Life of New York Variable Life Separate Account A, (File No. 333-260638, 811-21250) filed November  1, 2021.)

99(b) Power of Attorney Dwyer, Moser (Incorporated by reference from Post-Effective Amendment No. 1 to Registration Statement on Form N-6 for Allstate Life of New York Variable Life Separate Account A (File No. 333-260638, 811-21250) filed February 10, 2022.)

99(c) Power of Attorney Fleitz, Ponomarev (Incorporated by reference from Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 for Allstate Life of New York Separate Account A (File No. 333-265668) filed July 27, 2022.)

28. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Unless otherwise indicated, the principal business address of each of the directors and officers of Wilton Reassurance Life Company of New York is 20 Glover Avenue, 4th Floor, Norwalk, CT 06850.

NAME AND PRINCIPAL BUSINESS ADDRESS	POSITION AND OFFICE WITH DEPOSITOR OF THE ACCOUNT
Dmitri Ponomarev	Chairman of the Board of Directors

Michael E. Fleitz	Director
Perry H. Braun	Director, Senior Vice President, Chief Investment Officer
Scott Sheefel	Director, President
Steven D. Lash	Director, Senior Vice President, Group Chief Financial Officer
Susan Moser	Director
John P. Schreiner*	Director
David Overbeeke*	Director
John J. Quinn*	Director
Robert Deutsch*	Director
James R. Dwyer*	Director
Lauren Mak	Senior Vice President, Chief Financial Officer
Enrico Treglia	Senior Vice President, Chief Operating Officer
Robert Buckner	Vice President, Valuation Actuary, Illustration Actuary
Robert Fahr	Vice President, Controller
Cathleen Manka	Tax Director
Patricia Harrigan	Secretary
Jaime Merritt	Assistant Secretary
Craig Mills	Assistant Secretary
Steven Hancock**	Chief Information Security Officer
Michael Khoury***	Claims Officer
Brandie Ray***	Claims Officer
Cindy Sumner***	Claims Officer

Individuals marked with an * are outside directors whose address is c/o WRNY, 800 Westchester Avenue, Suite 641 N, Rye Brook, NY 10573. The principal business address for individuals marked with ** is 5000 Yonge Street, Toronto, Ontario. The principal business address for individuals marked with *** is 900 Washington Ave., Waco, TX 76701.

29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

30. INDEMNIFICATION

The Amended and Restated Charter of Wilton Reassurance Life Company of New York (Depositor) provide for the indemnification of its directors against damages for breach of duty as a director, so long as such person acts or omissions were not in bad faith or involve intentional misconduct or acts or omissions that such person know or reasonable should have known violated the Insurance law or that constituted a knowing violation of any other law that such person personally gain in fact a financial profit or other advantage to which such person was not legally entitled.

Under the terms of the underwriting agreement, the Depositor agrees to indemnify the Distributor for any act or omission in the course of or in connection with rendering services under the underwriting agreement or arising out of the purchase , retention or surrender of a contract; provided however that the company will not indemnify Distributor for any such liability that results from the willful misfeasance, bad faith or gross negligence of Distributors or from the reckless disregard by Distributors of its duties and obligations arising under the underwriting agreement.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public Policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public Policy as expressed in the Act and will be governed by the final adjudication of such issue.

31. PRINCIPAL UNDERWRITERS

Everlake Distributors, LLC , f/k/a Allstate Distributors, L.L.C., (“Everlake”) serves as principal underwriter and distributor of the Policies.

In addition to Allstate Life of New York Variable Life Separate Account A, Everlake serves as the principal distributor of certain life insurance policies and the following separate accounts:

●	Allstate Life Variable Life Separate Account A
●	Intramerica Variable Annuity Account
●	Everlake Assurance Co Variable Life Separate Account
●	Everlake Life Insurance Co Variable Annuity Separate Account C
●	Everlake Life Variable Life Separate Account A
●	Everlake Financial Advisors Separate Account I
●	Lincoln Benefit Life Variable Annuity Account
●	Lincoln Benefit Life Variable Life Account

The following are the directors and officers of Everlake. The principal business address of each of the officers and directors listed below is 3100 Sanders Road, Suite 303, Northbrook, IL 60062.

Name	Position with Distributor
Tyler Earl Baxter Largey	Manager and Chairman of the Board
Angela Kay Fontana	Manager
Rebecca Diane Kennedy	Manager, President
Julie Ann Harrigan	Treasurer, Controller, FINOP
Patrick Joseph Jeneske	Chief Compliance Officer

Therese Marie Kirchhoff	AML Officer

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commission	Other Compensation
Everlake Distributors, LLC.	$0	$0	$0	$0

32. LOCATION OF ACCOUNTS AND RECORDS

Omitted.

33. MANAGEMENT SERVICES

None

34. REPRESENTATION REGARDING CONTRACT EXPENSES

Wilton Reassurance Life Company of New York hereby represents that the aggregate fees and charges deducted under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Wilton Reassurance Life Company of New York.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Norwalk, State of Connecticut, on the 3rd day of August, 2022.

ALLSTATE LIFE OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT A (Registrant)

By:	/s/ Dmitri Ponomarev
Dmitri Ponomarev
Chairman of the Board of Directors Wilton Reassurance Life Company of New York

WILTON REASSURANCE LIFE COMPANY OF NEW YORK
(Depositor)

By:	/s/ Dmitri Ponomarev
Dmitri Ponomarev
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the 3rd day of August, 2022.

Signature	Title	Date

_____*______________________	Chairman of the Board of Directors	08/03/22
Dmitri Ponomarev	(Principal Executive Officer)

_____*______________________	Director	08/03/22
Michael E. Fleitz

_____*______________________	Director, Senior Vice President, Chief Investment	08/03/22
Perry H. Braun	Officer

______*_____________________	Director, President	08/03/22
Scott Sheefel

______*_____________________	Director, Group Chief Financial Officer, Senior Vice	08/03/22
Steven D. Lash	President

______*_____________________	Director	08/03/22
Susan Moser

______*_____________________	Vice President, Controller	08/03/22
Robert Fahr

______*_____________________	Director	08/03/22
John P. Schreiner

______*_____________________	Director	08/03/22
David Overbeeke

______*_____________________	Director	08/03/22
John J. Quinn

______*____________________	Director	08/03/22
Robert Deutsch

______*_____________________	Director	08/03/22
James R. Dwyer

___/s/ Karen Carpenter______________________________ *Signed by Karen Carpenter as Attorney in Fact

EXHIBIT INDEX

27 (k) Opinion and Consent of Counsel